Exhibit 99.1

DISCLOSURE TO STOCK EXCHANGES

Infosys®
POWERED BY INTELLECT
DRIVEN BY VALUES

TO ALL STOCK EXCHANGES

BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE
EURONEXT LONDON
EURONEXT PARIS

September 11, 2017

Dear Sir/Madam,

Sub: Press Release

Please find enclosed the press release titled- "**Infosys Completes Acquisition of Brilliant Basics - Digital Innovation and Customer Experience Studio**"

The press release will also be made available on the Company's website, www.infosys.com

This is for your information and records.

Yours sincerely,
For **Infosys Limited**

A G S Manikantha
Company Secretary

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bangalore 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

PRESS RELEASE

Infosys Completes Acquisition of Brilliant Basics - Digital Innovation and Customer Experience Studio

Bangalore – September 11, 2017: Infosys (NYSE: INFY), a global leader in consulting, technology and next-generation services, today announced that it has completed the acquisition of Brilliant Basics, a London-based product design and customer experience (CX) innovator known for its world-class design thinking-led approach and experience in executing global programs. The acquisition is in accordance with the terms set out in the agreement announced by the company on August 3, 2017.

Through this acquisition, Infosys further expands its worldwide connected network of Digital Studios that are focused on fulfilling the needs of global clients for end-to-end Digital Transformation solutions required to meet customer demand for next-generation enhanced customer experiences. The addition of Brilliant Basics extends Infosys' digital design services network to include Europe and the Middle East, and enhances the company's expertise across financial services, retail and telco sectors.

About Infosys

Infosys is a global leader in technology services and consulting. We enable clients in 45 countries to create and execute strategies for their digital transformation. From engineering to application development, knowledge management and business process management, we help our clients find the right problems to solve, and to solve these effectively. Our team of 198,000+ innovators, across the globe, is differentiated by the imagination, knowledge and experience, across industries and technologies that we bring to every project we undertake.

Visit www.infosys.com to see how Infosys (NYSE: INFY) can help your enterprise thrive in the digital age.

Safe Harbor

Certain statements in this press release concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-

F for the fiscal year ended March 31, 2017. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of the date of this press release. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company unless it is required by law.

Media contacts:

Asia Pacific	EMEA	Americas
Sarah Gideon	Margherita Di Cerbo	Chiku Somaiya
Infosys, India	Infosys, Europe	Infosys, USA
+91 80 4156 3998	+44 2075162748	+1 408 375 2722
Sarah_Gideon@infosys.com	Margherita.DiCerbo@infosys.com	Chiku.Somaiya@infosys.com